08005508

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

17th October 2008

RECEIVED
2008 OCT 22 P 12:01

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
OCT 28 2008 SA
THOMSON REUTERS

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

10/23

IPSEN
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

'Innover pour mieux soigner'

Press release

Ipsen completes the acquisition of Tercica, Inc. in North America, the third of its three steps to globalize its fast growing specialist care business

Paris (France), 17 October 2008 - Ipsen (Euronext; IPN) announced today that stockholders of Tercica, Inc. (Nasdaq:TRCA) voted to approve its previously announced acquisition of Tercica at a special meeting of shareholders held on 16 October 2008 in Brisbane, California. Over 90% of the approximately 68.5 million total votable shares were cast in favour of the transaction. Following the meeting, the closing was completed, the merger certificate was filed and the merger became effective as of 16 October 2008.

Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen said: *"We are delighted to welcome Tercica's employees to Ipsen, and look forward to sharing with them our ambitions to grow Ipsen in North America as a global specialist care company. Endocrinology is a highly specialized and fast moving therapeutic area which demands specialist knowledge and innovation. Combining the operations of Tercica and Ipsen creates a new global endocrinology player, with a continuum of expertise between pediatric and adult endocrinology worldwide. The combination of Ipsen and Tercica's clinical development expertise will allow further innovation in patient care from our rich R&D pipeline."* Jean-Luc Bélingard added: *"With the acquisition of Tercica, Ipsen completes today a major strategic milestone in its plan to deliver accelerated growth."*

Under the terms of the transaction, Ipsen paid $9.0 per outstanding share in cash and the built-in gain in unexercised stock options to acquire the remaining shares of Tercica, resulting in a total payment of approximately $373 million. As a result of the merger, Tercica becomes a privately held company, wholly-owned by Ipsen. Shares of Tercica's common stock, will be delisted from trading on the Nasdaq Stock Market in due course.

Note about Ipsen's three steps to globalize its fast growing specialist care business

On June 5, 2008 Ipsen announced that it had taken significant steps forward in building a fully fledged commercial presence in North America. In the field of endocrinology, Ipsen entered into a definitive merger agreement by which it would acquire all of the publicly held shares of Tercica, Inc. it did not own. This transaction closed on October 16, 2008. In the field of neuromuscular disorders, the Group signed an agreement with Vernalis Ltd. to acquire its US operations, Ipsen's future platform for the launch of Dysport®, and the rights to market Apokyn®, a treatment for "off" episodes in moderate to severe Parkinson's Disease. This transaction closed on July 1, 2008. In the field of hematology, Ipsen entered into a purchase agreement with Octagen to acquire all its OBI-1 related assets, a recombinant porcine Factor VIII, to fully control its future development. This transaction closed on July 17, 2008.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly

to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com

Forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, as announced on June 5, 2008 and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favorable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

END